UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Arden Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.25 per share

(Title of Class of Securities)

039762109

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.039762109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Giovine Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 167,032
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 167,032
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON* IA

CUSIP No.039762109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas A. Giovine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 167,032
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 167,032
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON* IN

This statement on Schedule 13G is filed with respect to the Class A Common Stock (as defined in Item 2(d) below) of Arden Group, Inc., a Delaware corporation.

Item 1(a):	Name of Issuer:

The name of the issuer is Arden Group, Inc. (the "Company").

Item 1(b):	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 2020 South Central Avenue, Compton, California 90220.

Item 2(a):	Name of Person Filing:

This Schedule 13G (this "Schedule 13G") with respect to the Class A Common Stock of the Company is filed by:

1.

Giovine Capital Group LLC, a Delaware limited liability company (“Giovine Capital”), which serves as investment adviser and management company to several investment funds and managed accounts (collectively, the “Funds”), with respect to shares of Class A Common Stock directly owned by the Funds (the “Shares”); and

2.	Thomas A. Giovine (“Mr. Giovine”), who serves as the managing member of Giovine Capital, with respect to the Shares.

Giovine Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Giovine may be deemed to beneficially own the Shares by virtue of his position as managing member of Giovine Capital. Giovine Capital and Mr. Giovine are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):	Address of Principal Business Office or, if None, Residence:
                                      The address of the principal business offices of Giovine Capital and Mr. Giovine is 1333 2nd Street, Suite 650, Santa Monica, California 90401.
Item 2(c):	Citizenship:

Giovine Capital is organized under the laws of Delaware. Mr. Giovine is a citizen of the United States.

Item 2(d):	Title of Class of Securities:

Class A Common Stock, par value $0.25 per share ("Class A Common Stock")

Item 2(e):	CUSIP Number:

039762109

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:	Ownership:

A.	Giovine Capital

(a) Amount beneficially owned: 167,032 shares of Class A Common Stock.

(b) Percent of class: 5.3%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 3,161,098 shares of Class A Common Stock issued and outstanding as of November 6, 2009 as reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2009.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 167,032
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition:
167,032

B.	Mr. Giovine

(a) Amount beneficially owned: 167,032 shares of Class A Common Stock.

(b) Percent of class: 5.3%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 167,032
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition:
167,032

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2010

GIOVINE CAPITAL GROUP LLC

By:	/s/ David R. Beach____________
Name:	David R. Beach
Title:	Chief Operating Officer

/s/ Thomas A. Giovine

Thomas A. Giovine

[SIGNATURE PAGE TO SCHEDULE 13G WITH

RESPECT TO ARDEN GROUP, INC.]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, by and among Giovine Capital Group LLC and Thomas A. Giovine, dated January 14, 2010.